August 7, 2012

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust III, File Nos. 333-178833, 811-22655.

Dear Mr. Grzeskiewicz:

On June 8, 2012, Northern Lights Fund Trust III (the "Registrant"), on behalf of the Taylor Xplor Managed Futures Strategy Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 4 to its registration statement under the Securities Act of 1933 on Form N-1A.  On July 20, 2012, you provided oral comments.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  A marked version of the prospectus is attached to aid in the review of the Registrant’s responses.

GENERAL COMMENT

1. Comment.  Please explain the meaning of the word "Xplor" in the name of the Fund.

Response.  The meaning of the word "Xplor" in the name of the Fund is an indirect reference to exploring for positive returns as well as a reference to a group of commodity pools each with "Xplor" in the pool's name that the adviser to the Fund believes have the potential to represent compelling investment opportunities for the Fund.

PROSPECTUS-FUND SUMMARY

2. Comment.  In the Investment Objective section, reference is made to "absolute returns." The meaning of this phrase is unclear. Please consider revising this phrasing to include more standard terms.

Response.  Upon review of the Fund's investment objective, the Registrant believes that "positive absolute returns" is recognized by prospective shareholders as an objective which seeks returns from capital appreciation, income or a combination of both, but not necessarily in any set ratio.

3. Comment.  Please confirm that the expense reimbursement agreement, referenced in Footnote 3 to the table found in the Fees and Expenses of the Fund section, will be in effect for at least one year after the effective date of this filing.

Response.  The Registrant confirms that the expense reimbursement agreement will be in effect for at least one year after the effective date of this filing.

4. Comment.  In the Principal Investment Strategies section, please clarify the meaning of "Underlying Funds." As currently phrased, limited partnerships, corporations, limited liability companies appear to be considered "pooled investment vehicles."

Response.  The Registrant has amended the disclosure related to pooled investment vehicles to clarify that the types of entities that are pooled investment vehicles are short-cited as "Underlying Funds" for convenience and that some may be commodity pools.

5. Comment.  Please indicate in the first sentence of the second paragraph of the Principal Investment Strategies Section whether "Underlying Funds" will include commodity pools, Registered Investment Companies, and/or offshore entities.

Response.  Upon review of present definitional disclosures related to Underlying Funds, the Registrant believes the present disclosure communicate the Fund's intended definition, which does not include investment companies.  Underlying Funds may be domestic or foreign.

6. Comment.  Please describe the nature of the Fund pursuant to the following:

a. Does the Fund meet the definition of an investment company?

b. Will income be derived primarily from investments and commodities?

c. Will the Fund be regulated by the CFTC?

d. Will the underlying funds meet the definition of an investment company?

Response.

a. The Fund meets the definition of an investment company because it invests primarily in securities.

b. The Fund's income will be derived primarily from investments in debt securities.

c. Presently, the Fund is excluded from the definition of commodity pool operator, pursuant to Section 4.5 of CFTC rules.  However, the Fund may lose this exclusion following a change in the CFTC regulation that becomes effective after December 31, 2012.

d. The Registrant believes few Underlying Funds will meet the definition of investment company.

7. Comment. With respect to the Subsidiary, please provide the representations that address the following requirements or inquiries:

a.

Will the Fund look through to the Subsidiary regarding diversification, leverage and concentration?

b.

Will the Fund consolidate financial statements of the Subsidiary and the Fund?  Will the Fund further consolidate the financial statements of the underlying commodity pools?

c.

Does the Subsidiary have its own advisor or is it managed under the advisory contract of the Fund?

d.

Will the Subsidiary comply with Sections 10 and 16 of the 1940 Act?

e.

Will the Subsidiary submit to inspection by the Commission?  This could be documented in an undertaking in Part C.

f.

Will the Subsidiary comply with Section 17(g) of the 1940 Act with respect to the custodial relationships?

g.

Has the board of directors of the Subsidiary signed the registration statement?

Response

a.

The Fund will look through to the Subsidiary regarding diversification, leverage and concentration.

b.

The Fund will consolidate financial statements of the Subsidiary and the Fund.  However, the Fund will not further consolidate the financial statements of the underlying commodity pools unless the officers of the Trust, in consultation with the Fund's auditors, determine that consolidation is appropriate under the current guidance on financial reporting, such as through control.

c.

The Subsidiary will be managed by the Fund's adviser pursuant to an investment advisory agreement between the Subsidiary and the adviser.

d.

The Subsidiary will comply with Sections 10 and 16 of the 1940 Act.

e.

The Subsidiary will submit to inspection by the Commission pursuant to an undertaking in Part C.

f.

The Subsidiary will comply with Section 17(g) of the 1940 Act with respect to the custodial relationships.

g.

The board of directors of the Subsidiary has not signed the registration statement because the Registrant does not believe the Subsidiary's board may execute the Registrant's post-effective amendments without raising issues as to the Subsidiary's status as an open-ended investment company operating under an exemption from registration pursuant to the Mutual Funds Law (2009 Revision) of the Cayman Islands.  In addition, unlike other funds such as the fund described in Man-Glenwood Lexington TEl, LLC and Man-Glenwood Lexington TEl, LDC, No-Action Letter pub. avail. (April 30, 2004), 100% of Fund assets are not invested in the Subsidiary.  Thus, the Subsidiary is not the alter ego of the Fund and it would be unreasonable to ask the Subsidiary's Board to sign the post-effective amendment.  Please see also note the response to comment 7(e) above, whereby the Subsidiary agrees to inspection by the SEC.

8. Comment. Please describe how commodity pools will be addressed in the Fund's financial statements.

Response. Please refer to the Registrant's response to Comment number 7 (b).

9. Comment.  In the adviser's Investment Process Section, please indicate whether the investment process applies to the adviser, the adviser's subsidiary, or both.

Response.  Upon review of the disclosures, the Registrant believes that the present disclosure makes clear the investment process is that of adviser and it applies to the Fund and Subsidiary.

10. Comment.  In the Adviser's Investment Process Section, please revise the last paragraph to make it more succinct, in plain-English.

Response. The Registrant has made the requested edits.

11. Comment.  In the sub-adviser's Investment Process Section, please revise both paragraphs to make them more succinct, in plain-English.

Response.  Upon review of the sub-adviser's Investment Process Section disclosures, the Registrant believes that they could not be made more succinct without diluting their meaning.

PROSPECTUS-STATUTORY SECTION

12. Comment.  In the first sentence of the Manager Sourcing sub-section of the Adviser's Investment Process Section, please clarify the meaning of the "alternative investment industry."

Response.  Upon review, the Registrant believes that prospective shareholders generally understand that alternative investment industry is mean to convey investments in assets other than traditional stocks and bonds.

13. Comment.  Since the sub-adviser will manage for 75% of the Fund, please consider expanding the language in the sub-adviser's Investment Process Section to reflect its relative importance. The disparity in disclosure between the sub-adviser and the adviser could be considered misleading.

Response.  Upon review, the Registrant believes that although the length of disclosure differs between the adviser and the sub-adviser that the difference is attributable to the differing complexity of assets and analysis methods and that prospective shareholders readily recognize that fixed income disclosures lend themselves to brevity.

14. Comment.  Please confirm that disclosures made regarding the use of derivatives were made with Barry Miller's July 30, 2010 letter in mind.

Response.  The Registrant confirms that disclosures made regarding the use of derivatives were made in conformity with the themes and principles in Barry Miller's July 30, 2010 letter.

15. Comment.  In the second paragraph of the Subsidiary Section, please explain the possibility that the IRS could change their position as it relates to "qualifying income" produced by an investment in a wholly-owned foreign subsidiary. Please also explain the consequences of such a change in position by the IRS, and the Fund's options in responding.

Response.  Because the Fund is relying upon statutory means of generating qualifying income the Registrant does not believe the Fund would be impacted by IRS staff changes in positions related to private letter ruling or discretionary interpretations of rules.

16. Comment.  Please consider inserting language regarding the Fund's commodity pool operator status with the CFTC.

Response.  The Registrant notes that this disclosure, consistent with industry practice, is included in the Statement of Additional Information.

17. Comment.  Please confirm whether or not portfolio holdings will be disclosed online. If so, please revise the Portfolio Holdings Disclosure Section to reflect this fact.

Response.  The Fund's portfolio disclosure policy is included in the Statement of Additional Information.

18. Comment.  In the last paragraph of the Investment Subsidiary Section, please indicate how commodity pools will be reflected in financial statements.

Response.  Please refer to the Registrant's response to Comment 7 (b).

19. Comment.  Please confirm that market timing procedures discussed in the Frequent Purchases and Redemptions of Fund Shares Section are described in sufficient specificity, as required under Item 11. Please revise this section if additional specificity is required.

Response.  Upon review, the Registrant believes market timing disclosures have been made with sufficient specificity to inform prospective shareholders as to their nature, yet without disclosing so much detail that they create a road map to shareholder's who might wish to evade the market timing policy.

STATEMENT OF ADDITIONAL INFORMATION

20. Comment.  In the first sentence of the first paragraph of the Statement of Additional Information, the Fund is defined as a "diversified series" of the Trust. This conflicts with information found in the Prospectus, where it the Fund is defined as a "non-diversified series" of the Trust. Please revise to reconcile this discrepancy.

Response.  The disclosure has been corrected.

21. Comment.  Please review this filing and confirm that any risks or investment types disclosed only in the Statement of Additional Information are not significant enough to also warrant inclusion in the statutory or summary prospectus sections.

Response.  The Registrant confirms that the Statement of Additional Information is not the sole source of disclosure for any principal investment strategies and related principal investment risks.

22. Comment.  Please confirm that the Fund will cover the full notional value of credit default swaps if the Fund is the protection provider, as discussed in the Swap Agreements Section.

Response.  The Registrant so confirms.

23. Comment.  Please ensure that whoever submits the updated filing also files a redline comparing it to the draft upon which the SEC made its comments.

Response.  The Registrant will file a marked version of the registration statement via EDGAR and will provide a copy of relevant portions as an attachment to this letter.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP

Attachment

713628.1